VADO CORP.

Dlhá 816/9

Nitra, Slovakia 94901

Tel: (421)-372302900

July 23, 2018

Mr. Ruairi Regan,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Vado Corp.

       Amendment No.3 to

       Registration Statement on Form S-1

       Filed May 22, 2018

       File No. 333-222593

Dear Mr. Ruairi Regan:

Vado Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated June 1, 2018 (the "Comment Letter"), with reference to the Company's Amendment No.3 to registration statement on Form S-1 filed with the Commission on May 22, 2018.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Description of our Business, page 16

1. Please identify your customer and discuss the material terms of the agreement in the prospectus and whether the company has commenced manufacturing the embroidery. Also, please file the agreement as an exhibit.

Our response: We have identified our customer and discussed the material terms of the agreement in the prospectus. We have also added a statement that we have commenced manufacturing the embroidery and filed the agreement as an exhibit.

Exhibit 23.1

2. Please have your independent registered public accountant update the date of its consent relating to its audit report prior to effectiveness of the registration statement.

Our response: We have filed an updated consent of our independent registered public accountant.

Please direct any further comments or questions you may have to the company at vadocorp@yandex.com.

Thank you.

Sincerely,

/S/ Dusan Konc

Dusan Konc, President